
April 7, 2020

Irene McCarthy
Chief Executive Officer
Stealth BioTherapeutics Corp
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue, George Town
Grand Cayman
KY1-9005 Cayman Islands

> **Re: Stealth BioTherapeutics Corp**
> **Registration Statement on Form F-3**
> **Filed April 2, 2020**
> **File No. 333-237542**

Dear Ms. McCarthy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rosemary G. Reilly, Esq.